SO
3-22-04

[redacted]

04003739

TES
GE COMMISSION
. 20549

VF 3-12-04

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SEC FILE NUMBER
8-49596

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UBS Fund Services (USA) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

242 Trumbull Street
(No. and Street)

Hartford (City) CT (State) 06103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

Goodwin Square, 225 Asylum Street, Hartford CT 06103
(Address) (City) (State) (Zip Code)

RECD S.E.C.
MAR 11 - 2004

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

3-23

OATH OR AFFIRMATION

I, Dean Lindquist, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UBS Fund Services (USA) LLC, as of December, 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Dean A. Lindquist
Signature

CHIEF FINANCIAL OFFICER
Title

Wanda I. Fongemie
Notary Public Wanda I. Fongemie
My Commission Expires: 1/31/2008

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- 2 ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- 8 ☑ (g) Computation of Net Capital.
- 9 ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- 10 ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UBS Global Asset Management

OATH OR AFFIRMATION

I, Dean A. Lindquist, ATTEST THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF THE ACCOMPANYING FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES PERTAINING TO THE FIRM OF UBS Fund Services (USA) LLC AS OF December 31, 2003 ARE TRUE AND CORRECT. I FURTHER ATTEST THAT NEITHER THE COMPANY NOR ANY PARTNER, OFFICER OR DIRECTOR OF COMPANY HAS ANY PROPRIETARY INTEREST IN ANY ACCOUNT CLASSIFIED AS THAT OF A CUSTOMER.

Dean A. Lindquist

Dean A. Lindquist
Chief Financial Officer

Patricia B Reidy

Notary Public

PATRICIA B. REIDY
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 2004

SEC MAIL PROCESSING
RECEIVED
MAR - 1 2004
WASH. D.C. 188 SECTION

Audited Financial Statements and Other Supplemental Information

UBS Fund Services (USA) LLC

Year ended December 31, 2003

UBS Fund Services (USA) LLC

Audited Financial Statements and Other Supplemental Information

Year ended December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

Phone: (860) 247-3100
www.ey.com

Report of Independent Auditors

The Members
UBS Fund Services (USA) LLC

We have audited the accompanying statement of financial condition of UBS Fund Services (USA) LLC (the "Company") as of December 31, 2003, and the related statements of operations, changes in members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UBS Fund Services (USA) LLC at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 11, 2004

A Member Practice of Ernst & Young Global

UBS Fund Services (USA) LLC

Statement of Financial Condition

December 31, 2003

Assets	
Cash	$ 255,047
Accounts receivable	15,000
Prepaid expenses	24,640
NASD deposits	2,338
Total assets	$ 297,025
Liabilities and members' capital	
Liabilities:	
Accounts payable	$ 33,286
Accrued expenses	16,350
Total liabilities	49,636
Commitments and contingencies	
Members' capital:	
Contributed capital	150,000
Retained earnings	97,389
Total members' capital	247,389
Total liabilities and members' capital	$ 297,025

See accompanying notes.

UBS Fund Services (USA) LLC

Statement of Operations

Year ended December 31, 2003

Revenues:	
Service fee income	$ 60,000
Expenses:	
Registration fees	23,910
Outside services	14,600
General and administrative expenses	7,206
Total expenses	45,716
Net income	$ 14,284

See accompanying notes.

UBS Fund Services (USA) LLC

Statement of Changes in Members' Capital

Year ended December 31, 2003

	Managing Member's Capital	Minority Member's Capital	Retained Earnings	Total
Balance at January 1, 2003	$ 148,500	$ 1,500	$ 108,035	$ 258,035
Distribution to members	–	–	(24,930)	(24,930)
Net income	–	–	14,284	14,284
Balance at December 31, 2003	$ 148,500	$ 1,500	$ 97,389	$ 247,389

See accompanying notes.

UBS Fund Services (USA) LLC

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities	
Net income	$ 14,284
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase (decrease) in cash arising from changes in operating assets and liabilities:	
Prepaid expenses	(1,532)
NASD deposits	612
Accounts payable	10,644
Accrued expenses	1,123
Net adjustments	10,847
Net cash provided by operating activities	25,131
Cash flows from financing activities	
Distribution to members	(24,930)
Net cash used in financing activities	(24,930)
Net increase in cash	201
Cash at beginning of year	254,846
Cash at end of year	$ 255,047

See accompanying notes.

UBS Fund Services (USA) LLC

Notes to Financial Statements

December 31, 2003

1. Organization

UBS Fund Services (USA) LLC, (the "Company"), a Delaware limited liability company, was organized on June 30, 1996. The Company commenced operations on October 1, 1996, and became a registered broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, and a member of the National Association of Securities Dealers, Inc. ("NASD") on December 20, 1996. UBS Realty Investors LLC, ("URI"), a Massachusetts limited liability company, is the sole managing member of the Company, holding a 99% member interest. URI was organized on April 24, 1996, and is a registered investment adviser under the Investment Advisers Act of 1940. ARI Acquisition Corporation ("ACQ"), a Massachusetts corporation organized on April 29, 1996, is the minority member of the Company, holding the remaining 1% member interest.

On December 17, 1999, UBS AG, (a banking corporation organized under the laws of Switzerland) through its one subsidiaries, purchased all of the outstanding common stock of ACQ, the minority interest in URI previously owned by URI Management, and the minority interest in UBS AgriVest LLC previously owned by UBS AgriVest LLC employees (collectively the "Purchase"). Prior to the Purchase, URI was known as Allegis Realty Investors LLC.

2. Summary of Significant Accounting Policies

Revenue Recognition

Service fee income is recognized as revenue when services are performed.

Income Taxes

No provision for income taxes has been made in the financial statements, since income, losses and tax credits are passed through to the individual members.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

Effective October 1, 1996, the Company entered into a Services Agreement ("Agreement") with URI to provide certain administrative, operating and other support services to URI, as needed for the distribution of private investment offerings to institutional investors, for a fixed fee. All service fees included in the accompanying financial statement were earned under this Agreement.

In addition, the registered representatives of the Company are duly registered investment adviser agents of URI. URI has agreed to absorb certain expenses of the Company since the primary business activities of such individuals relate to the investment advisory activities of URI. These expenses will not be allocated to the Company, and as such have not been included in the accompanying financial statements. These expenses include facilities and other occupancy and information technology expenses, salary and employee benefit expenses, and other general and administrative expenses.

4. Net Capital Requirements

The Company is a limited broker-dealer pursuant to SEC Rule 15c3-1(a)(2)(vi). This Rule requires the maintenance of minimum net capital of $5,000. The Company's aggregate indebtedness to net capital shall not exceed the ratio of 15 to 1. Net capital totaled $205,411 at December 31, 2003. This balance was $200,411 in excess of required net capital, respectively. There was no allowable indebtedness outstanding at December 31, 2003.

Other Supplemental Information

UBS Fund Services (USA) LLC

Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2003

Net capital	$ 247,389
Less: non-allowable assets	(41,978)
Less: haircuts	–
Net capital	205,411
Net capital requirement	5,000
Excess net capital	$ 200,411

The above computation does not differ from the computation of net capital and excess net capital under rule 15c3-1 as of December 31, 2003 as filed on Form X-17A-5 on January 23, 2004.

UBS Fund Services (USA) LLC

Schedule II—Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

The activities of the Company are limited to those prescribed in sub-paragraph (k) of the Securities Exchange Act of 1934 Rule 15c3-3, which provides exemption from such Rule.

UBS Fund Services (USA) LLC

Schedule III—Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

The activities of the Company are limited to those prescribed in sub-paragraph (k) of the Securities Exchange Act of 1934 Rule 15c3-3, which provides exemption from such Rule.

UBS Fund Services (USA) LLC

Schedule IV— Schedules of Segregation Requirements and Funds in Segregation Pursuant to the Commodity Exchange Act

December 31, 2003

The activities of the Company are limited to those prescribed in sub-paragraph (k) of the Securities Exchange Act of 1934 Rule 15c3-3, which provides exemption from such Rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

Phone: (860) 247-3100
www.ey.com

Independent Auditor's Report on Internal Accounting Control Required by Securities and Exchange Commission (SEC) Rule 17a-5

Management of
UBS Fund Services (USA) LLC:

In planning and performing our audit of the financial statements and supplemental schedules of UBS Fund Services (USA) LLC (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A Member Practice of Ernst & Young Global

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities and its operation, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's criteria.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 11, 2004